UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                August  , 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-           .1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date 29 August, 2003	By

*Print the name and title under the signature of the signing officer		Ronald Lea Erratt Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

     This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

     Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

     The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

     This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

     If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

     This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

     Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

     Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE	29 AUGUST 2003

NOVOGEN RETAINS CASH, IMPROVED PERFORMANCE AND SALES STEADY

Pharmaceutical company Novogen Limited (ASX:NRT, NASDAQ:NVGN), has improved its operating performance for the fourth consecutive half year while expanding pharmaceutical clinical R & D programs, maintaining OTC sales in a difficult climate and continuing to conserve cash.

The Novogen Group earned A$33.1 million in gross revenues for the financial year ended 30 June 2003, an 11 per cent increase over the A$29.7 million recorded in the previous corresponding period.

This was coupled with a 27 per cent reduction of the net loss for the 12 months to A$10.7 million, down from A$14.7 million for the year ended 30 June 2002.

Novogen’s Managing Director, Mr Christopher Naughton, said with net assets of A$42.4 million and cash reserves of A$31 million at 30 June 2003, the Novogen Group was continuing to strengthen its balance sheet to maximise commercial opportunities from its drug development pipeline.

“Commercialisation of our drug pipeline is where Novogen’s growth potential lies,” Mr Naughton said.

“The longer we can continue to fund our own drug development, the better placed we are when it comes time to negotiate licensing agreements for international production and sales.”

Novogen’s lead anti-cancer compound phenoxodiol is being developed by Novogen subsidiary, Marshall Edwards Inc. (MEI), which also has the option to develop and commercialise other anti-cancer drugs from Novogen when those drugs enter human trials. Novogen owns 95.1 per cent of Marshall Edwards, Inc.

Phenoxodiol is currently advancing through phase II clinical trials for prostate and ovarian cancers and squamous cell carcinoma at several international cancer research centres of excellence, including Yale Medical School and a number of Australian teaching hospitals.

Mr Naughton said group sales of the OTC dietary isoflavone products Promensil™, for menopausal women, and Trinovin™, for prostate health, were steady despite reduced spending on marketing and advertising.

“Novogen’s record of underpinning its OTC products with clinical science continues to make a difference as consumers seek the natural alternatives, which are supported by evidence based data,” Mr Naughton said.

Other highlights of the financial year were:

-	successful completion of initial human studies of NV-04, the Company’s novel cardiovascular drug program

-	discovery of a new mode of action with anti-cancer potential for NV-07a, a novel skin repair compound

-	Novogen voted joint winner of the New South Wales Government Technology Showcase Award

-	granting of Investigational New Drug status for oral phenoxodiol by the US Food and Drug Administration (FDA)

-	separately funding the US subsidiary, Glycotex Inc., to develop Novogen’s wound healing glucan technology

-	the awarding of US patents covering NV-07 and certain isoflavone technology used by Novogen for its OTC products and soy isoflavone technology licensed by Novogen to DuPont, in return for annual royalty payments (royalties for the year ended 30 June 2003, A$2.3 million)

2

Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR LISTINGS FOR FURTHER INFORMATION ISSUED BY	: : : :	NOVOGEN LIMITED
ASX (CODE NRT) NASDAQ (CODE NVGN).

MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR OR
MR DAVID SEATON, CHIEF FINANCIAL OFFICER.
NOVOGEN LIMITED, TEL (02) 9878 0088 http://www.novogen.com
WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157

NOVOGEN LIMITED
ABN 37 063 259 754

ANNUAL REPORT
For the year ended
30 JUNE 2003

CONTENTS

Page No.

Directors’ Report	3 - 14
Directors’ Declaration	15
Statement of Financial Performance	16
Statement of Financial Position	17
Statement of Cash Flows	18
Notes to and Forming Part of the Financial Statements	19 - 50
Independent Audit Report to the Members	51 - 52
ASX Additional Information	53 - 54

NOVOGEN LIMITED AND CONTROLLED ENTITIES	3

Your Directors submit their report for the year ended 30 June, 2003.

This annual report has been based on accounts which have been audited.

The names of the Company’s Directors during the financial year and up to the date of this report are as follows:

Mr P A Johnston (Chairman)
Mr C Naughton (Managing Director)
Dr G E Kelly
Professor P.J. Nestel AO
Mr P B Simpson

All Directors were in office from the beginning of the financial year until the date of this report.

Information on Directors

Philip A Johnston Non- Executive Chairman
Dip Eng (Production)

Non-Executive Director since 1997, Mr Johnston was elected chairman of the Novogen Group with effect from 1 January 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 18 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

Dr Graham E Kelly Executive Director
BSc(Vet), BVSc, PhD

Executive Director since 1994, Dr Kelly is founder and was the first Managing Director of Novogen Limited. Dr Kelly was Chairman of the Novogen Group until 31 December 2000, a position he had held since March 1997; he is also Chairman of the AIM listed subsidiary company Marshall Edwards Inc. He has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Dr Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney. He developed the ß-1, 3-Glucan and Isoflavone intellectual property now owned by the Novogen Group.

Professor Paul J Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA

Professor Nestel is currently a Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is president of the International Life Sciences Institute (Australasia) and is a member of the board of directors of ILSI South East Asia. He was

NOVOGEN LIMITED AND CONTROLLED ENTITIES	4

formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees research and policy on cardiovascular disease. He has published over 370 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering and Fellow of the American Heart Association. Professor Nestel is an Officer of the Order of Australia.

Peter B Simpson Non-Executive Director
MPharm, PhC

Non-Executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited.

Directors’ interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary Shares		Options
	Fully Paid
		Number	Exercise
		Outstanding	Price	Expiry Date
P A Johnston	43,594	3,128	4.01	27 Oct 2005
G E Kelly	8,736,519	—	—	—
C Naughton	318,511	700,000	2.91	24 Sep 2003
P J Nestel AO	14,000	20,000	3.58	20 July 2005
P B Simpson	500	3,128	4.01	27 Oct 2005

	9,113,124	726,256

Key Financial Data

	2003	2002	Percentage
	$'000	$'000	Change
Revenue from ordinary activities	33,050	29,714	11%
Loss from ordinary activities after tax atributable to members	(10,454)	(14,654)	29%
Loss for the period attributable to members	(10,454)	(14,654)	29%
Net tangible assets per share (dollars)	0.44	0.56

Earnings Per Share

Cents
Basic and diluted earnings/(loss) per share	(10.9)

NOVOGEN LIMITED AND CONTROLLED ENTITIES	5

Corporate Information

Corporate structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %

Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex Inc	USA	97.6
Novogen Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards Inc	USA	95.1
Marshall Edwards Pty Limited	Australia	95.1

Principal activities

The principal activities of the entities within the Group during the year were:

•	pharmaceutical research and development;

•	manufacturing and marketing of health supplements.

There have been no significant changes in the nature of those activities during the year.

Consolidated results

The operating loss for the financial year, after providing for minority interests and income tax was $10.5 million (2002 loss was $14.7 million). This represents an improvement of 29% over the prior year. The reduction in operating loss has been achieved by reducing expenses in advertising and marketing and by achieving higher margins through reduced production costs. This follows the relocation and commissioning at Wyong of manufacturing equipment previously used in the New Zealand plant.

Despite the reduced expenditure on advertising and marketing and the competitive market conditions in the US, and adverse exchange rate impacts of the stronger Australian dollar, sales were maintained at the same level as last year. This result is consistent with our strategy to conserve cash resources, bring the OTC business towards profitability while continuing to invest in Research and Development activities in the pharmaceutical drug development program. Cash balances at year-end were $31.0 million.

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

Employees

The Group employed 61 people as at 30 June 2003 (2002: 57 people)

NOVOGEN LIMITED AND CONTROLLED ENTITIES	6

Review and Results of Operations

Revenue & international market development

The Group earned gross revenues of $33.1 million versus $29.7 million in the previous corresponding period, an increase of 11%. Revenues increased due to unrealised currency gains reflecting the stronger Australian dollar and increased royalty receipts. Included in gross revenues were sales of the consumer health products totalling $19.6 million. Sales were maintained at the same level as last year despite the reduction in advertising and marketing spend, the disorientation left in the market for menopause products (especially in the United States) following the negative publicity surrounding the long term use of HRT and the impact of exchange rates. Sales have shown strong growth in all markets except the US and the Netherlands, which were 17% and 16% respectively below the corresponding period last year. Sales grew strongly in Australia, the UK and Canada which were 19%, 45% and 27% respectively above the same corresponding period last year. The strengthening of the Australian dollar versus major trading partners negatively impacted sales levels by 6% compared to last year.

During the financial year 2003/04 we expect the market for menopause products to be impacted by ongoing conflicting publicity and conflicting professional opinions about the safety and efficacy of HRT and natural alternatives. Also it will take some time for the Australian market to settle following the mass recall of many products produced by a company under investigation for unsatisfactory quality standards. We will continue to position our products as the most clinically trialled natural alternatives in the menopause market. During fiscal 2003/04 we expect to continue our strategy of conserving cash while achieving profitability in the OTC business.

Clinical development

Major advances were made during the year on the Group’s clinical development program.

Phenoxodiol

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 95.1% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC).

Phenoxodiol and Ovarian Cancer

A phase II clinical study is being conducted by Yale University School of Medicine. The study is fully enrolled, using 40 patients with advanced, metastatic ovarian cancer that has become unresponsive to at least 2 standard chemotherapies (the average number of different drug regimes used previously in these patients is 5 per patient). Phenoxodiol is being administered as a monotherapy by bolus intravenous injection on two consecutive days per week in rising dosages (1, 3, 10 and 20 mg/kg/24-hr) to four groups, each of ten women, over treatment cycles of 12 weeks. No drug-associated toxicity has been encountered to date, and tumour response is being assessed on the basis of tumour mass, levels of the tumour marker (CA125) in the blood, survival over 12 months, and quality of life.

This clinical trial is based on laboratory studies at Yale University School of Medicine that showed phenoxodiol to be the most effective drug at killing ovarian cancer cells, including those that are resistant to all standard anti-cancer drugs.

Following analysis of the data from the current Phase II study, a decision will be made concerning the next stage.

Cisplatin is a standard drug used in the treatment of ovarian cancer, but patients’ tumours commonly become resistant to this drug after some months. A combination of phenoxodiol and cisplatin proved highly effective in stopping human ovarian cancer growth in animals with doses of phenoxodiol and

NOVOGEN LIMITED AND CONTROLLED ENTITIES	7

cisplatin that alone were ineffective. This raises the prospect of obtaining an enhanced clinical response of phenoxodiol by combining it with standard chemotherapies, and the opportunity to conduct a combinational drug trial in ovarian cancer patients is under review currently.

A recent pre-clinical study also extended these findings by showing that phenoxodiol proved effective at restoring ovarian cancer cells’ sensitivity to standard anti-cancer drugs such as cisplatin.

Phenoxodiol and Prostate Cancer

A study is current at two Australian hospitals testing the effect of oral phenoxodiol therapy in patients with late-stage prostate cancer that has become unresponsive to hormonal therapy. The phenoxodiol is being administered three times per day on a daily basis over treatment cycles of 12 weeks. There will be 24 patients in this trial, with patients being allocated to 7 different dose levels (from 0.72 to 9.0 mg per 24-hr). The study currently has 14 patients enrolled.

Phenoxodiol and Cutaneous Squamous Cell Carcinomas

The potential for phenoxodiol in the treatment of cutaneous squamous cell carcinomas (SCC) arose from the observation that in patients being treated for other forms of cancer who coincidentally had aggressive, malignant SCC of the skin, the SCC tumours showed objective responses within several weeks. A phase II trial is current at an Australian hospital in patients with malignant SCC of the skin. Phenoxodiol is being administered orally, three times daily for a period of 3 months. There will be 30 patients enrolled and they will be each allocated to a treatment regime of one 50 mg dose taken 3 times per day.

NV-04

During the year the Company announced the successful completion of the first human study for its cardiovascular drug program. The trial demonstrated outstanding potency of the drug and reproducibility in arterial dilation by enhancing the biochemical activities within the blood vessel wall. All patients who participated in the trial responded favourably in that intra-arterial administration of the drug led to significant increase in blood flow.

NV-07α

The Company announced that it had discovered a new mode of action for the skin repair compound NV-07α which is expected to have significant implications for the protection of human skin from sunlight induced damage.

The newly identified mode of action protects skin cells from damage to their DNA, a process which otherwise continues to occur over a period of days even after sun exposure has ceased. Human chemicals known to protect skin cells from the protracted DNA damage occurring after UV exposure were present in significantly higher levels in the skin of people treated with NV-07α after UV exposure than in their untreated skin.

Corporate developments

Glycotex Inc., is a US subsidiary of Novogen Inc., established to provide a commercial vehicle for Novogen’s glucan technology. Novogen has licenced its glucan technology to Glycotex Inc. which will be responsible for the continued development of glucan and its ultimate commercialisation under the terms of the licence. Novogen will provide to Glycotex Inc. administrative services, clinical trial management and clinical trial drug supplies. Glycotex Inc. commenced Glucan clinical trials at three Australian hospitals in August 2003.

During April 2003, Glycotex, Inc., raised $500,000 in an initial private placement from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex Inc.

NOVOGEN LIMITED AND CONTROLLED ENTITIES	8

The shares were issued at $10.00 each with attaching options to purchase a further two shares at an exercise price of $10.00 per share. The attaching options are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex Inc. to Novogen shares at an equivalent Novogen share price of $5.00 per share.

Intellectual Property Development

During the year a number of key patents were granted over the Company’s intellectual property.

NV-07α

In September 2002, the United States Patent Office granted a patent to Novogen for NV-07a covering protection of the skin from sun induced immunosuppression and UV-induced damage. The patent protection confirms the company’s exclusive position in this after-sun skin care technology.

In January 2003 the Australian Patent Office also granted the same patent for NV-07α.

Isoflavones to Treat Menopause and PMS

In May 2003 the US Patent Office granted Novogen a patent over the use of its isoflavone technology in the treatment of the symptoms of menopause and pre-menstrual syndrome (PMS). The patent applies to the isoflavones, genistein, daidzein, formononetin and boichanin, all of which are used commonly in health supplements such as tablets, capsules, drinks and foodstuffs for the alleviation of the adverse symptoms of menopause and PMS.

The granting of this patent will add value to the product marketing and strengthens potential for possible further licensing transactions.

Soy Hypocotyl

In January 2003 the US Patent Office granted Novogen a patent for human dietary supplements comprising soy material made from ground soy hypocotyl containing at least one isoflavone. This patent extends the cover for soy to include soy hypocotyls which are approved for food and do not need to have the isoflavones chemically extracted. Soy hypocotyls thus are a source of isoflavones for food products which might have health claims attached. The use of these alternative isoflavone sources derived from soy has been licensed from Novogen to the US company DuPont Protein Technologies and its subsequent joint venture with Bunge now called Solae LLC.

Significant Events After Balance Date

There have been no significant events occurring after balance date which have had a material impact on the business.

Likely Developments and Expected Results of Operations

The Group intends to continue to advance the research and development into isoflavone applications and more advanced pharmaceuticals in the area of human phenolic compound technology. The marketing and sales of Promensil, Trinovin and Rimostil are expected to continue to grow, through both additional penetration in existing markets and geographical expansion.

The Company’s subsidiary, Marshall Edwards Inc., is currently considering funding options in order to raise the funds necessary to progress the clinical development of phenoxodiol.

The Directors consider that, having regard to the early stage in the development of the Company and its products, it would be inappropriate to comment on expected results for the coming year.

NOVOGEN LIMITED AND CONTROLLED ENTITIES	9

Environmental Regulation and Performance

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Entity’s pilot manufacturing operations in North Ryde. The Entity also holds Dangerous Goods licenses for its manufacturing operations in Australia.

There have been no significant known breaches of the Group’s licence conditions.

Directors’ Meetings

During the financial year ended 30 June, 2003, the number of meetings held and attended by each Director were:

		Meetings of Committees

	Directors'		Remuneration
	Meetings	Audit	& Corp Gov	Capital Projects

Number of meetings held:	10	3	2	1

Number of meetings attended:
P A Johnston	10	3	2	1
C Naughton	10	N/a	N/a	1
G E Kelly	9	N/a	N/a	N/a
P J Nestel AO	10	3	2	1
P B Simpson	9	3	2	0

Directors’ and Other Officers’ Emoluments

The Remuneration & Corporate Governance Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director and any Executive Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and each of the five Executive Officers of the Group receiving the highest emoluments for the financial year are as follows:

NOVOGEN LIMITED AND CONTROLLED ENTITIES	10

Emoluments of Directors of Novogen Limited

	Annual Emoluments			Long term Emoluments

				Termination
		Committee		& Similar	Options Granted			Super-
	Base Fee	Fee	Other	Payments		Amortised Cost	Remuneration	annuation	Total
	$	$	$	$	Number	$	%	$	$

PA Johnston	53,724	16,000	—	—	3,128	891	1.16%	6,276	76,891
C Naughton	400,621	—	42,513	—	700,000	31,749	6.21%	36,056	510,939
GE Kelly	278,952	—	63,010	—	—	—	0.00%	25,106	367,068
PJ Nestel	30,000	12,000	—	—	20,000	5,100	10.83%	—	47,100
PB Simpson	26,364	14,000	—	—	3,128	891	1.98%	3,634	44,889

	789,661	42,000	105,523	—	726,256	38,631		71,072	1,046,887

No Director has received or become entitled to receive, during or since the financial year, a benefit because of a contract made by the chief entity, controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

Emoluments of the five most highly paid Executive Officers of the Company and the consolidated entity

	Annual Emoluments		Long term Emoluments

			Termination
			& Similar	Options Granted		Super-
	Base Fee	Other	Payments		Amortised Cost	annuation	Total
	$	$	$	Number	$	$	$

WJ Lancaster (USA)	229,866	6,167	—	90,196	14,164	23,824	274,021
AJ Husband	211,388	50,813	—	122,284	21,180	19,025	302,406
DR Seaton	222,372	27,173	—	96,988	13,847	20,013	283,405
CD Kearney	141,234	32,279	—	23,812	2,697	12,711	188,921
RL Erratt	137,471	35,708	—	90,936	14,462	12,372	200,013

	942,331	152,140	—	424,216	66,350	87,945	1,248,766

The terms ‘Director’ and ‘Officer’ have been treated as mutually exclusive for the purposes of this disclosure.

The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.

The Company has adopted the fair value measurement provisions of ED 108 “Share-based Payment” prospectively for all options granted to Directors and relevant Executives, which have not vested as at 1 July, 2002. The fair value of such grants being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).

Options granted as part of Director and Executive emoluments have been valued using the Black- Scholes option pricing model, which takes account of factors including the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends and the underlying share price, the current market price of the underlying share and the expected life of the option.

Executive Officers are those directly accountable and responsible for the operational management and strategic direction of the Group.

NOVOGEN LIMITED AND CONTROLLED ENTITIES	11

Share Options

As at the date of this report there were 2,437,608 unissued ordinary shares under options (2,441,951 at balance date). Refer to note 16(c) of the Financial Statements for further details of the options outstanding.

Shares Issued as a Result of the Exercise of Options

During the year, employees and consultants have exercised their options to acquire 199,071 fully paid ordinary shares in Novogen Limited at a weighted average price of $2.11.

During the year the following options have been issued under the Novogen Limited Employee Share Option Plan to a total of 41 eligible employees:

Number	Exercise Price	Exercisable on or after	Expiry

140,883	$2.10	30 November 2003	30 November 2007
140,883	$2.10	30 November 2004	30 November 2007
140,883	$2.10	30 November 2005	30 November 2007
140,883	$2.10	30 November 2006	30 November 2007

During the year 37,200 options were issued to one Novogen consultant as follows:

Number	Exercise Price	Exercisable on or after	Expiry

9,300	$2.10	30 November 2003	30 November 2007
9,300	$2.10	30 November 2004	30 November 2007
9,300	$2.10	30 November 2005	30 November 2007
9,300	$2.10	30 November 2006	30 November 2007

Indemnification and Insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)	paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

the Group has paid premiums to insure each Director equally against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a wilful breach of duty in relation to the Company. The total annual premium of the insurance paid by the Company is $141,016.

Tax Consolidation

Effective 1 July 2002, for the purposes of income taxation, Novogen Ltd and its 100% owned subsidiaries have formed a tax consolidated group. The head entity of the tax consolidated group is Novogen Limited. Novogen Ltd has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

NOVOGEN LIMITED AND CONTROLLED ENTITIES	12

Rounding of Amounts

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

NOVOGEN LIMITED AND CONTROLLED ENTITIES	13

CORPORATE GOVERNANCE STATEMENT

Board of Directors

The Novogen Limited Board of Directors is elected by and accountable to shareholders. It monitors and directs the business and is responsible for the corporate governance of the Company. Responsibility for managing the development of the Company consistent with the objective of enhancing long term shareholder value, is with the Managing Director, who is accountable to the Board.

The Board comprises five Directors of whom three are Non-Executive Directors. The two Executive Directors are the Managing Director, Mr Christopher Naughton, and Dr Graham Kelly. The number of Board meetings and the attendance are set out elsewhere in this Report. In addition the Board has established the following Committees — Audit, Corporate Governance and Remuneration, and Capital Projects.

Audit Committee

It is the Board’s responsibility to ensure that an effective internal control framework exists within the Entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Audit Committee discusses and reviews any issues arising from external audits and reviews. It is charged with assessing the adequacy of the Company’s financial and operating controls. It also reviews compliance with legal requirements affecting the Company and matters affecting corporate governance practices. The committee comprises, Peter Simpson (Chairman), Paul Nestel AO and Philip Johnston.

Corporate Governance and Remuneration Committee

The Corporate Governance and Remuneration Committee has been formed in order to review the controls at the business group level that safeguard the shareholders and Company’s interests and ensures its integrity. It also reviews the remuneration of the Executive Directors by reference to independent data, external professional advice and the requirements to retain high caliber management. The committee comprises the Non-Executive Directors Peter Simpson (Chairman), Paul Nestel and Philip Johnston.

Capital Projects Committee

The Capital Projects Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel and Christopher Naughton.

NOVOGEN LIMITED AND CONTROLLED ENTITIES	14

Management of Risk

The Group has established controls at Board level designed to safeguard the interests of the Group and ensure integrity in the reporting to shareholders. Group policies are in place to minimise risk that arise through the Group’s activities. These include policies that:

•	ensure that capital expenditure above a set level is approved by the Board;

•	ensure business risks are appropriately managed through an insurance and risk management program;

•	ensure that safety, health, environmental standards and management’s systems are monitored and reviewed to achieve high standards of compliance and performance; and

•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Ethical Standards

Novogen Limited has adopted a Statement of Professional Practice for the Directors and Officers of the Company which sets standards of behaviour including:

•	to comply with the law and acknowledge the fiduciary duty due to the Company;

•	not to engage in short term trading of the Company’s shares or options; and

•	not to trade in shares when they are aware of information which if disclosed publicly would be likely to materially affect the market price of the Company’s shares or options.

Signed in accordance with a Resolution of the Board of Directors.

Christopher Naughton
Managing Director

Sydney, 27 August, 2003

NOVOGEN LIMITED AND CONTROLLED ENTITIES	15

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Novogen Limited, I state that:

1.	In the opinion of the Directors:

a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

	i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June, 2003 and of their performance for the year ended on that date; and

	ii)	complying with Accounting Standards and Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 11, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board,

Christopher Naughton
Managing Director

Sydney, 27 August, 2003

NOVOGEN LIMITED AND CONTROLLED ENTITIES	16

STATEMENT OF FINANCIAL PERFORMANCE
for the year ended 30 June 2003

	Notes	Consolidated		Novogen Limited
		2003	2002	2003	2002
		$'000	$'000	$'000	$'000
Sales revenue		19,630	19,582	—	—
Cost of sales		(7,200)	(7,583)	—	—

Gross Profit		12,430	11,999	—	—

Other revenue from ordinary activities	2	13,420	10,132	992	2,828
Selling & distribution costs		(3,303)	(3,673)	—	—
Marketing expenses		(9,878)	(12,014)	—	—
Research & development expenses		(8,252)	(7,853)	—	—
Administration expenses		(14,958)	(12,874)	(79,226)	(3,460)
Borrowing costs		(132)	(345)	—	—

LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	2	(10,673)	(14,628)	(78,234)	(632)
INCOME TAX (EXPENSE)/BENEFIT RELATING TO ORDINARY ACTIVITIES	3	7	(45)	—	—

LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(10,666)	(14,673)	(78,234)	(632)

NET LOSS		(10,666)	(14,673)	(78,234)	(632)
NET LOSS ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS		(212)	(19)	—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED		(10,454)	(14,654)	(78,234)	(632)
Net exchange difference on translation of financial statements of foreign controlled entity		(1,956)	—	—	—
TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED AND RECOGNISED DIRECTLY IN EQUITY		(1,956)	—	—	—

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED		(12,410)	(14,654)	(78,234)	(632)

Basic and Diluted Earnings per share (cents)	25	(10.9)	(15.4)

NOVOGEN LIMITED AND CONTROLLED ENTITIES	17

STATEMENT OF FINANCIAL POSITION
As at 30 June 2003

	Notes	Consolidated		Novogen Limited
		2003	2002	2003	2002
		$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash	4	31,026	39,937	18,899	23,153
Receivables	5	4,438	4,505	89	89
Inventories	6	6,399	6,907	—	—
Other	7	588	517	462	359

Total Current Assets		42,451	51,866	19,450	23,601

NON-CURRENT ASSETS
Receivables	5	—	—	—	73,650
Inventories	6	78	597	—	—
Property, plant and equipment	8	8,283	9,213	—	—
Intangibles	9	—	224	—	—
Other financial assets	10	—	—	7,420	7,420

Total Non-Current Assets		8,361	10,034	7,420	81,070

TOTAL ASSETS		50,812	61,900	26,870	104,671

CURRENT LIABILITIES
Payables	12	5,656	4,280	109	97
Interest bearing liabilities	13	679	845	2,587	2,587
Provisions	14	271	279	—	—

Total Current Liabilities		6,606	5,404	2,696	2,684

NON-CURRENT LIABILITIES
Interest bearing liabilities	13	1,608	2,287	—	—
Provisions	14	201	164	—	—

Total Non-Current Liabilities		1,809	2,451	—	—

TOTAL LIABILITIES		8,415	7,855	2,696	2,684

NET ASSETS		42,397	54,045	24,174	101,987

EQUITY
Parent Equity Interest
Contributed equity	16	138,206	137,249	122,260	121,839
Reserves	17	(1,956)	—	—	—
Retained profits/(accumulated losses)	17	(94,424)	(83,970)	(98,086)	(19,852)

Total parent equity interest in equity		41,826	53,279	24,174	101,987
Total outside equity interest	18	571	766	—	—

TOTAL EQUITY		42,397	54,045	24,174	101,987

NOVOGEN LIMITED AND CONTROLLED ENTITIES	18

Statement of Cash Flows
for the year ended 30 June 2003

	Notes	Consolidated		Novogen Limited
		2003	2002	2003	2002
		$'000	$'000	$'000	$'000

Cash flows from operating activities
Receipts from customers		19,324	18,350	—	—
Payments to suppliers and employees		(29,275)	(28,811)	(1,498)	(1,611)
Interest received		1,177	1,114	903	1,082
Interest paid		(132)	(345)	—	—
Grants received		632	1,295	—	—
Income tax paid		7	(45)	—	—
Royalty Received		2,324	1,878	—	—
Goods and services tax refunded/(paid)		96	(115)	—	—

Net cash flows used in operating activities	24	(5,847)	(6,679)	(595)	(529)

Cash flows from investing activities
Acquisition of property, plant and equipment		(758)	(144)	—	—
Proceeds from sale of plant and equipment		35	40	—	—
Loans to controlled entities		—	—	(1,284)	(5,009)

Net cash flows used in investing activities		(723)	(104)	(1,284)	(5,009)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		975	18,745	421	618
Payment of share issue costs		—	(1,932)	—	—
Proceeds from borrowings		—	2,417	—	—
Repayment of borrowings		(845)	(3,157)	—	—

Net cash flows from financing activities		130	16,073	421	618

Net increase/(decrease) in cash held		(6,440)	9,290	(1,458)	(4,920)
Add opening cash brought forward		39,937	31,129	23,153	29,924
Effect of exchange rate changes on opening cash		(2,471)	(482)	(2,796)	(1,851)

Closing cash carried forward	4	31,026	39,937	18,899	23,153

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	19

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report has been prepared in accordance with the historical cost convention. This general purpose financial report has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Changes in Accounting Policy

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to employee benefits.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 “Employee Benefits”, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The change has no significant effect on the provision.

The consolidated entity has adopted the revised Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”. The change has no significant effect.

Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Novogen Limited and all entities controlled by Novogen Limited from time to time during the year and at balance date. Novogen Limited and its controlled entities together are referred to in this financial report as the economic entity or Group. The effects of all transactions between entities in the economic entity are eliminated in full.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw Materials — purchase cost on a first-in-first-out basis; and

•	Finished Goods and Work-in-Progress — cost of direct material, and a proportion of manufacturing overheads based on normal operating capacity.

Recoverable Amount of Non-Current Assets

Non-current assets are measured at cost, provided that their carrying value does not exceed their recoverable amount. Where the carrying amount of an individual non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining recoverable amounts of non-current assets the expected net cash flows have not been discounted to their present values.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	20

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development

Costs incurred on research and development projects are expensed as incurred, unless future recoverability is assured beyond a reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Investments

All non-current investments are carried at the lower of cost and recoverable amount.

Intangible Assets

(i) Patents and Trademarks Costs incurred in respect of patents and trademarks are expensed as incurred unless future recoverability is assured beyond a reasonable doubt.

(ii) Goodwill
Goodwill has been fully amortised in the year to June 2003 in accordance with AASB 1013. Unamortised goodwill was reviewed by Directors at the reporting date. In their opinion no future benefits were considered probable and therefore goodwill was recognised in the profit and loss account as an expense.

Property, Plant & Equipment

Cost and Valuation All property, plant and equipment are brought to account at cost.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Major depreciation periods are:

	2003	2002

Buildings	20 years	20 years
Plant and equipment	3-10 years	3-10 years
Leasehold Improvements	the lease term	the lease term

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	21

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance Leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of Goods Goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the carrier or customer.

Interest Control of a right to receive consideration for the investment in assets has been attained.

Grant Income Control of a right to receive grant funds has been attained, evidenced by confirmation from the relevant government or other body.

Royalties Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	22

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Trade and Other Receivables

Trade receivables are recognised and carried at original invoice value less a provision for any uncollectible debts. Debts, which are known to be uncollectible, are written off. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables from related parties are recognised and carried at the nominal amount due.

All trade debtors are recognised at the amount receivable, as they are predominantly due for settlement no more than 30 days from the date of recognition.

Foreign Currency Translation

Translation of Foreign Currency Transactions
Foreign currency transactions are converted into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in determining the profit or loss for the financial year.

Translation of Financial Reports of Overseas Operations
All foreign controlled entities with the exception of Marshall Edwards, Inc. are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the profit and loss account.

Marshall Edwards, Inc. is deemed to be self sustaining as it is financially and operationally independent of Novogen Limited. The financial reports of Marshall Edwards, Inc. are translated using the current rate method, and any exchange difference are taken directly to the foreign currency translation reserve.

Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

Cash and Cash Equivalents

Cash on hand and in banks and short term deposits are stated at the lower of cost and net realisable value. For the purposes of the statement of cash flows, cash includes deposits at call readily convertible into cash within two working days and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	23

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowings

Finance lease liability is determined in accordance with requirements of AASB 1008 — “Leases”. Refer also to note 15.

Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Employee Entitlements

Wages and Salaries, Annual Leave
Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at expected future pay rates in respect of employees’ services up to that date. The value of the employer share option scheme described in Note 16 is not being charged as an expense.

Long Service Leave
The amounts expected to be paid to employees for their pro rata entitlement to long service leave, including ‘on-costs’, are accrued annually at expected future pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash out flows, the interest rates attaching to government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used.

Share Option Plans The value of share option plans described in note 16 is not charged as an employee entitlement expense.

Earnings per Share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	costs of servicing equity (other than dividends) and preference share dividends (if any);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	24

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contributed Equity

Ordinary share capital is recognised at the fair value of consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction in the share proceeds received.

Taxes

Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related tax benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST) and overseas equivalents

Revenues, expenses and assets are recognised net of the amount of GST except:

•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables of payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	25

     2.     PROFIT (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
(a) Revenues from operating activities
Revenue from the sale of goods	19,630	19,582	—	—

	19,630	19,582	—	—

(b) Revenues from non-operating activities
Interest — other persons/corporations	1,266	1,203	992	1,171
Grants received	632	1,295	—	—
Royalties received	2,362	1,879	—	—
Revenue from the sale of assets	35	40	—	—
Currency gains — (refer to 2(d))	8,794	5,426	—	—
Other revenue	331	289	—	1,657

	13,420	10,132	992	2,828

Total revenues from ordinary activities	33,050	29,714	992	2,828

(c) Expenses
Depreciation of non-current assets
Plant and equipment	861	659	—	—
Buildings	290	290	—	—
Leasehold improvements	66	96	—	—
Amortisation of non-current assets
Plant and equipment under lease	447	775	—	—
Goodwill	224	33	—	—

Total depreciation and amortisation expenses	1,888	1,853	—	—

Bad and doubtful debts — trade	52	661	—	—
— related parties	—	—	(74,934)	(1,657)
Decrement in value of inventories	617	2,561	—	—
Provision for employee entitlements	44	26	—	—
Rental expense relating to operating leases	677	693	—	—
Borrowing costs expensed
Interest expense on finance lease	132	345	—	—

Total borrowing costs expensed	132	345	—	—

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	26

PROFIT FROM ORDINARY ACTIVITIES (Continued)	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	(12)	494	—	—
Foreign currency losses — (refer to 2(b))	9,310	5,908	2,796	1,851
(e) Significant Items
Provision for non-recovery — intercompany	—	—	(73,934)	(1,657)

	—	—	(73,934)	(1,657)

     3.     INCOME TAX

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:
Prima facie tax (credit) on loss from ordinary activities	(3,202)	(4,388)	(2,309)	(190)
Tax effect of permanent differences:
Non deductible depreciation and amortisation	67	10	—	—
Non deductible expenses	67	213	67	128
Research and development allowance	(261)	207	(261)	—
Sundry items	89	62	89	—

Income Tax adjusted for permanent differences	(3,240)	(3,896)	(2,414)	(62)
Benefit of tax losses from group companies	—	—	—	—
Australian income taxes	—	1
United States state income taxes	—	3	—	—
New Zealand income tax	(7)	41	—	—
Canadian Provincial taxes	—	—	—	—
Current year tax losses not brought to account	3,240	3,896	2,414	62

Income tax expense attributable to operating loss	(7)	45	—	—

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	27

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
(b) Tax losses were transferred for $nil consideration (2002: $nil)
(c) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:
(i) tax losses carried forward	20,861	17,758	4,977	—
(ii) timing differences	1,698	1,838	8,991	5,874

	22,559	19,596	13,968	5,874

This future income tax benefit will only be obtained if:

(i) the relevant companies derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant companies continue to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant companies in realising the benefit from the deductions for the losses.

(d) The balance of the franking account at the end of the financial year for the economic entity and the parent entity is Nil (2002 Nil)

Tax Consolidation
Effective 1 July 2002, for the purposes of income taxation, Novogen Limited and its 100% owned subsidiaries have formed a tax consolidated group. The head entity of the tax consolidated group is Novogen Limited. Novogen Limited has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

     4.     CASH

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Cash at bank and on hand	12,387	17,674	260	891
Deposits at call	18,639	22,263	18,639	22,262

	31,026	39,937	18,899	23,153

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	28

     5.     RECEIVABLES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Current
Trade debtors	4,517	4,644	—	—
Provision for doubtful debts	(350)	(783)	—	—

	4,167	3,861	—	—
Other debtors	271	644	89	89

	4,438	4,505	89	89

Non Current
Amounts other than trade debts receivable from related parties
Wholly-owned group — controlled entities	—	—	92,652	91,368
Provision for non-recovery	—	—	(92,652)	(17,718)

	—	—	—	73,650

(a) Australian dollar equivalents
Australian dollar equivalent of amounts receivable in foreign currencies not effectively hedged:
United States dollars	2,033	2,675	13,936	16,258
Great British pounds	592	373	994	1,100
Euros	131	166	155	160
Canadian dollars	218	279	85	90
New Zealand dollars	—	—	111	111

(b) Terms and conditions

(i) Trade debtors are non interest bearing and generally on 30 day terms

(ii) details of the terms and conditions of the related party receivables are set out in note 22.

(iii) other debtors are non-interest bearing and have repayment terms between 7 and 30 days

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	29

     6.     INVENTORIES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Current
Raw materials — at cost	479	398	—	—
Provision for diminution in value of Raw Materials	—	(153)	—	—
Work in progress — at cost	3,652	4,674	—	—
Finished goods — at cost	2,228	1,976	—	—

	6,359	6,895	—	—
Other inventory — at cost	40	12	—	—

	6,399	6,907	—	—

Non — Current
Other inventory — at cost	53	235	—	—
Raw materials — at cost	979	1,889	—	—
Provision for diminution in value of Raw Materials	(954)	(1,527)	—	—
Work in progress — at cost	—	—	—	—

	78	597	—	—

     7.     OTHER CURRENT ASSETS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000

Prepayments	588	517	462	359

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	30

     8.     PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Land at cost	1,545	1,545	—	—

Buildings at cost	3,459	3,459	—	—
Accumulated depreciation	(1,714)	(1,424)	—	—

	1,745	2,035	—	—

Total Land and Buildings	3,290	3,580	—	—

Plant and equipment under lease — at cost	3,199	6,446	—	—
Accumulated amortisation	(1,453)	(3,448)	—	—

	1,746	2,998	—	—

Plant and equipment — at cost	8,814	4,971	—	—
Accumulated depreciation	(5,619)	(2,440)	—	—

	3,195	2,531	—	—

Leasehold improvements — at cost	343	329	—	—
Accumulated depreciation	(291)	(225)	—	—

	52	104	—	—

Total Property Plant and Equipment — at cost	17,360	16,750	—	—
Accumulated amortisation and depreciation	(9,077)	(7,537)	—	—

Total Property Plant and Equipment	8,283	9,213	—	—

An independent valuation of the land and buildings measured at cost was undertaken. The valuation was based on market value for the existing use as at 30 June, 2003. The total value as per the valuation amounted to $5.85 million which exceeded the net carrying value in the accounts.

a) Assets pledged as security
Included in the balances of freehold land and buildings are assets over which mortgages have been granted as security over leasing facilities. The terms of the mortgages preclude the assets being sold or being used as further security without the permission of the mortgage holder.

Assets under lease are pledged as security for the associated lease liabilities.

The book value of assets pledged as security are:

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Freehold Land	1,545	1,545	—	—
Freehold Buildings	1,745	2,035	—	—
Plant & Equipment under Lease	1,746	2,998	—	—
Plant & Equipment at cost	3,164	2,550	—	—

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	31

b) Reconciliations
Reconciliations of the carrying amounts of plant, property and equipment at the beginning and end of the current and previous financial year.

	Consolidated	Novogen Limited
	2003	2003
	$'000	$'000
Freehold Land
Carrying amount at beginning	1,545	—

	1,545	—

Buildings on Freehold Land
Carrying amount at beginning	2,035	—
Additions		—
Depreciation Expense	(290)	—

	1,745	—

Plant and Equipment under Lease
Carrying amount at beginning	2,998	—
Additions	—	—
Disposals	(805)	—
Depreciation Expense	(447)	—

	1,746	—

Plant and Equipment
Carrying amount at beginning	2,531	—
Additions	1,548	—
Disposals	(23)	—
Depreciation Expense	(861)	—

	3,195	—

Leasehold Improvements
Carrying amount at beginning	104	—
Additions	14	—
Depreciation Expense (66)		—

	52	—

     9.     INTANGIBLES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Goodwill	—	492	—	—
Accumulated amortisation	—	(268)	—	—

	—	224	—	—

Goodwill was written off during the year.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	32

     10.     OTHER FINANCIAL ASSETS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Shares in controlled entities — at cost	—	—	7,420	7,420

The carrying value of the parent entity’s investment in controlled entities exceeds the net assets of the relevant controlled entities as at 30 June, 2003. A provision for diminution in value of the parent entity’s investment in controlled entities has not been recorded by the parent entity, as the Directors believe that the value of future cash flows will support the current carrying value.

     11.     INTERESTS IN CONTROLLED ENTITIES

					Cost of
					Novogen
			Equity		Limited's
			Holding		Investment
	Country of	Class of	2003	2002	2003	2002
Name of Entity	Incorporation	Shares	%	%	$'000	$'000
Novogen Laboratories Pty Ltd (i)	Australia	Ordinary	100	100	400	400
Novogen Research Pty Ltd (i)	Australia	Ordinary	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	Ordinary	100	100	—	—
Phytogen Pty Ltd	Australia	Ordinary	100	100	20	20
Central Coast Properties Pty Ltd (i)	Australia	Ordinary	100	100	—	—
Novogen Inc	USA	Ordinary	100	100	—	—
Glycotex Inc	USA	Ordinary	97.6	100	—	—
Novogen Limited	UK	Ordinary	100	100	—	—
Novogen BV	Netherlands	Ordinary	100	100	—	—
Novogen New Zealand Limited	NZ	Ordinary	100	100	—	—
Novogen Canada Limited	Canada	Ordinary	100	100	—	—
Marshall Edwards Inc	USA	Ordinary	95.1	95.2	—	—
Marshall Edwards Pty Limited	Australia	Ordinary	95.1	95.2	—	—

					7,420	7,420

(i) Entities subject to class order relief
Pursuant to Class Order 98/1418, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	33

The consolidated statement of financial performance and statement of financial position of the entities which are members of the “Closed Group” are as follows:

Statement of Financial Performance	2003	2002
Year ended 30 June 2003	$'000	$'000
Operating loss before income tax	(7,868)	(11,712)
Income tax attributable to operating (loss)/profit	—	—

Operating loss after income tax	(7,868)	(11,712)
Retained profits/(accumulated losses) at the beginning of the financial year	(45,247)	(33,535)

Retained profits/(accumulated losses) at the end of the financial year	(53,115)	(45,247)

Statement of Financial Position	2003	2002
Year ended 30 June 2003	$'000	$'000
CURRENT ASSETS
Cash	19,120	23,484
Receivables	2,386	2,245
Inventories	3,604	4,573

Total Current Assets	25,110	30,302

NON-CURRENT ASSETS
Receivables	41,553	42,398
Inventories	121	597
Property, plant and equipment	8,200	9,128
Intangibles	—	224

Total Non-Current Assets	49,874	52,347

TOTAL ASSETS	74,984	82,649

CURRENT LIABILITIES
Payables	3,102	2,517
Interest bearing liabilities	679	845
Provisions	249	243

Total Current Liabilities	4,030	3,605

NON-CURRENT LIABILITIES
Interest bearing liabilities	1,608	2,287
Provisions	201	164

Total Non-Current Liabilities	1,809	2,451

TOTAL LIABILITIES	5,839	6,056

NET ASSETS	69,145	76,593

EQUITY
Contributed Equity	122,260	121,840
Retained profits/(accumulated losses)	(53,115)	(45,247)

TOTAL EQUITY	69,145	76,593

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	34

     12.     PAYABLES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Current
Trade creditors	2,571	2,425	—	—
Other creditors and accruals	3,085	1,855	109	97

	5,656	4,280	109	97

Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:
- United States dollars	972	1,467	—	—
- Great British pounds	127	49	—	—
- Euro	56	194	—	—
- Canadian dollars	147	177	—	—
- New Zealand dollars	7	51	—	—

Terms and conditions relating to the above trade creditors
-trade creditors are non interest bearing and normally settled on 30 day terms.
-other creditors are non-interest bearing and normally settled on 30 day terms.

     13.     INTEREST BEARING LIABILITIES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Current
Lease Liabilities (secured) (note 27b)	679	845	—	—
Borrowing — controlled entity (unsecured)	—	—	2,587	2,587

	679	845	2,587	2,587

Non — Current
Lease Liabilities (secured) (note 27b)	1,608	2,287	—	—

	1,608	2,287	—	—

Secured Lease Liability — Finance Leases	2,287	3,132	—	—

Terms and Conditions relating to the above financial instruments.
- Finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.42% (2002: 8.39%). Lease liabilities are secured by a fixed and floating charge over the assets of the Closed Terms and Conditions relating to the above borrowings — see note 22.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	35

     14.     PROVISIONS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Current
Employee Benefits	271	279	—	—

Non — Current
Employee Benefits	201	164	—	—

	472	443	—	—

     15.     FINANCING ARRANGEMENTS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
(a) Financing arrangements
Unrestricted access was available at balance date to the following lines of credit
Total facilities
Lease facilities	4,000	4,000	—	—

	4,000	4,000	—	—

Used at balance date
Lease facilities	3,155	3,722	—	—

	3,155	3,722	—	—

Unused at balance date	845	278	—	—

Lease facilities	845	278	—	—

(b)  The finance lease facilities are secured by a fixed and floating charge over all the assets of the Closed Group as well as a registered mortgage over the land and buildings.

(c)  Novogen Limited has entered into a Cross Deed of Covenant where they have guaranteed the bank facilities of wholly owned controlled entities, Novogen Research Pty Ltd, Novogen Laboratories Pty Ltd and Central Coast Properties Pty Ltd, should any of these companies be unable to meet the repayments of these facilities.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	36

     16.     CONTRIBUTED EQUITY

(a) Issued and paid up capital

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Novogen Limited
95,611,785 (2002: 95,412,714) ordinary shares	122,260	121,839	122,260	121,839
Marshall Edwards Inc
52,032,000 (2002: 52,023,000) ordinary shares	15,458	15,410	—	—
Glycotex Inc
2,050,000 (2002: 2,000,000) ordinary shares	488	—	—	—

	138,206	137,249	122,260	121,839

Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(a) During April 2003, Glycotex Inc., raised $500,000 in an initial private placement from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex Inc.

The shares were issued at $10.00 each with attaching options to purchase a further two shares at an exercise price of $10.00 per share. The attaching options are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex Inc. to Novogen shares at an equivalent Novogen share price of $5.00 per share. These ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

(b) Marshall Edwards, Inc. a subsidiary of Novogen Limited issued 49,500,000 ordinary shares in April 2001 for a total issue price of $US1.00 and a further 2,523,000 ordinary shares in May 2002 to parties outside the economic entity. These ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

(c) Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

		Issue
	Number of	Price
	Shares	$	$'000
On issue 1 July 2002	95,412,714		121,839
Options converted to shares	30,026	1.53	46
Options converted to shares	51,734	2.00	103
Options converted to shares	101,595	2.23	227
Options converted to shares	15,716	2.84	45

Total options exercised during the period	199,071		421
On issue 30 June 2003	95,611,785		122,260

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	37

(d) Movements in issued and paid up ordinary share capital of Marshall Edwards Inc. are as follows:

		Issue
	Number of	Price
	Shares	$	$'000
On issue 1 July 2002	52,023,000		15,410
Options converted to shares	9,000	5.89	53
less Outside Equity Interest			(5)

Total options exercised during the period	9,000		48
On issue 30 June 2003	52,032,000		15,458

(e) Movements in issued and paid up ordinary share capital of Glycotex Inc. are as follows:

		Issue
	Number of	Price
	Shares	$	$'000
On issue 1 July 2002	2,000,000		0
New shares issued	50,000	10.00	500
less Outside Equity Interest			(12)

Total new shares issued during the period	50,000		488
On issue 30 June 2003	2,050,000		488

(f) Particulars of options issued by Novogen Limited are as follows:

								Converted	Options
						On issue	Issued	to fully	forfeited	On issue
Grant			Exercise	Expiry	Original	1 July	during the	paid	during the	30 June
Date			Price	Date	issue	2002	year	shares	year	2003
25/03/98	(i	)	$2.23	25/03/03	180,728	94,723	—	85,911	8,812	—
25/03/98	(ii)		$2.23	25/03/03	15,684	15,684	—	15,684	—	—
24/09/98	(iii)		$2.91	24/09/03	700,000	700,000	—	—	—	700,000
22/12/98	(ii)		$2.00	22/12/03	104,734	51,734	—	51,734	—	—
26/03/99	(i	)	$2.84	26/03/04	217,000	99,508	—	15,716	4,356	79,436
26/03/99	(ii)		$2.84	26/03/04	38,572	38,572	—	—	—	38,572
23/06/99	(v	)	$2.9460	23/06/04	20,000	20,000	—	—	—	20,000
23/06/99	(v	)	$2.7725	23/06/04	85,000	85,000	—	—	—	85,000
13/03/00	(i	)	$4.00	13/03/05	221,028	137,364	—	—	11,884	125,480
13/03/00	(ii)		$4.00	13/03/05	27,360	27,360	—	—	—	27,360
20/07/00	(v	)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180
30/11/00	(i	)	$4.00	30/11/05	238,220	175,636	—	—	16,088	159,548
30/11/00	(ii)		$4.00	30/11/05	7,248	7,248	—	—	—	7,248
27/10/00	(iv)		$4.01	27/10/05	9,384	6,256	—	—	—	6,256
10/08/01	(i	)	$1.53	10/08/06	695,528	596,448	—	30,026	66,617	499,805
13/07/01	(v	)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950
30/11/02	(i	)	$2.10	30/11/07	526,332	—	526,332	—	22,416	503,916
30/11/02	(ii)		$2.10	30/11/07	37,200	—	37,200	—	—	37,200

Total					3,276,148	2,207,663	563,532	199,071	130,173	2,441,951

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	38

(i)	Options issued under the Employee Share Option Plan. Options vest in four equal annual instalments over the vesting period

(ii)	Options issued to consultants. Options vest in four equal annual instalments over the vesting period.

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September 1998. Options vest upon achievement of certain share price performance hurdles.

(iv)	Option issued to non-executive Directors by resolution of shareholders on 27 October 2000. Options vest in four equal annual instalments over the vesting period

(v)	Options issued to consultants Options vest twelve months after grant date.

The last trade of Novogen Limited shares on the Australian Stock Exchange on 30 June, 2003 was $5.36.

Share Option Plans
 Employee Share Option Plan
The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 42 employees eligible for this scheme.

Consultant Options The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	39

     17.     RESERVES, RETAINED PROFITS/(ACCUMULATED LOSSES)

		Consolidated		Novogen Limited
		2003	2002	2003	2002
	Notes	$'000	$'000	$'000	$'000
Balance at the beginning of the year		(83,970)	(69,316)	(19,852)	(19,220)

Accumulated losses		(10,454)	(14,654)	(78,234)	(632)

Balance at the end of the year		(94,424)	(83,970)	(98,086)	(19,852)

	Consolidated		Novogen Limited
	2003	2002	2003	2002
(a) Foreign currency translation	$'000	$'000	$'000	$'000
(i) Nature and purpose of reserve The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self- sustaining foreign operations
(ii) Movements in reserve Balance at beginning of year	—	—	—	—
Gain (loss) on translation of overseas controlled entities net of loss on hedge	(1,956)	—	—	—

Balance at end of year	(1,956)	—	—	—

     18.     OUTSIDE EQUITY INTEREST

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Reconciliation of outside equity interest in controlled entities
Opening Balance	766	—	—	—
Additions to outside equity interest by way of share issue			—	—
- Marshall Edwards Inc.	5	785
- Glycotex Inc.	12	—
Add Share of operating losses of controlled entities			—	—
- Marshall Edwards Inc.	(211)	(19)
- Glycotex Inc.	(1)	—

Closing Balance	571	766	—	—

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	40

     19.     SEGMENT INFORMATION

Segment accounting policies

The group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

PRIMARY SEGMENT

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical Segments
Revenue
Sales to customers outside the consolidated entity	6,228	5,224	10,658	12,084	2,744	2,274	—	—	19,630	19,582
Other revenues from customers outside the consolidated entity	3,430	3,603	8,008	5,203	716	123	—	—	12,154	8,929
Intersegment Revenues	6,457	4,571	71	258	—	—	(6,528)	(4,829)	—	—

Total segment revenue	16,115	13,398	18,737	17,545	3,460	2,397	(6,528)	(4,829)	31,784	28,511

Unallocated revenue									1,266	1,203

Total Consolidated Revenue									33,050	29,714

Results

Segment result (loss)	(11,539)	(11,946)	3,146	(3,431)	(376)	(1,269)	(1,772)	2,363	(10,541)	(14,283)

Unallocated expenses									(132)	(345)
Consolidated entity profit/(loss) from ordinary activities before income tax									(10,673)	(14,628)

Income tax credit/(expense)									7	(45)

Net loss									(10,666)	(14,673)

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	41

     SEGMENT INFORMATION — PRIMARY SEGMENT (Cont’d)

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical Segments
Assets

Segment assets	87,912	98,466	19,436	22,913	1,947	1,477	(58,483)	(60,956)	50,812	61,900

Liabilities
Segment Liabilities	12,187	11,082	47,505	52,699	10,067	9,221	(61,344)	(65,147)	8,415	7,855
Other segment information
Acquisition of property plant and equipment, intangible assets and other non current assets	1,502	236	54	26	6	15	—	—	1,562	277
Depreciation	1,156	907	49	125	12	13	—	—	1,217	1,045
Amortisation	447	775	—	—	—	—	224	33	671	808
Non cash expenses other than depreciation and amortisation	(572)	827	(634)	615	78	2	(3)	35	(1,131)	1,479

Note:

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America including the USA and Canada and Europe including the UK and the Netherlands. The subsidiaries are all involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil. The US company is also responsible for manufacturing and packaging products for the domestic US market. The other countries products are supplied from Australia in fully

All of the Group’s sales revenues are sales of Novogen’s dietary supplements. The Novogen Group operates in one business segment being market and sell dietary supplements.

SEGMENT INFORMATION — SECONDARY SEGMENT

			Pharmaceutical
			Research &
	Dietary Supplements		Development		Elimination		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment Revenue	36,284	30,641	3,574	3,106	(6,808)	(4,034)	33,050	29,713
Segment Assets	92,985	101,850	15,406	21,006	(57,579)	(60,957)	50,812	61,900
Acquisition of property plant and equipment, intangible assets and other non current assets	1,280	110	282	167	—	—	1,562	277

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	42

20. REMUNERATION OF DIRECTORS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$	$	$	$
Income paid or payable, or otherwise made available in respect of the financial year, to all Directors of each entity in the consolidate d entity and in connection with the management of affairs of the parent entity or its controlled entities	1,099,747	951,728

Income paid or payable, or otherwise made available in respect of the financial year, to all Directors of Novogen Limited directly or indirectly from the entity or any related party			1,046,887	948,523

The number of Directors of Novogen Limited whose total income (including superannuation contributions) falls within the specified bands is:

	Novogen Limited
	2003	2002
$10,000 - $19,999	—	1
$30,000 - $39,999	—	1
$40,000 - $49,999	2	1
$70,000 - $79,999	1	1
$320,000 - $329,999	—	1
$360,000 - $369,999	1	—
$450,000 - $459,999	—	1
$510,000 - $519,999	1	—

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	43

21.	REMUNERATION OF EXECUTIVES

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$	$	$	$
Remuneration received, or due and receivable, by Executive Officers of the consolidated entity whose remuneration is $100,000 or more from entities in the consolidated entity or a related parties, in connection with the management of the affairs of the entities in the consolidated entity whether as an Executive Officer or otherwise	2,813,243	2,361,897

Remuneration received or due and receivable of Executive Officers of the Company whose remuneration is $100,000 or more from the Company or any related party, in connection with the management of the affairs of the Company or any of its subsidiaries whether an Executive Officer or otherwise			878,007	773,111

The number of Executive Officers (including Directors) of the consolidated entity whose remuneration from entities in the economic entity and related parties was within the specified bands is as follows:

			Consolidated		Novogen Limited
			2003	2002	2003	2002
$100,000	-	$119,000	2	3	—	—
$120,000	-	$129,999	1	—	—	—
$130,000	-	$139,999	1	1	—	—
$140,000	-	$149,999	1	1	—	—
$150,000	-	$159,999	1	1	—	—
$160,000	-	$169,999	—	1	—	—
$170,000	-	$179,999	—	1	—	—
$180,000	-	$189,999	2	—	—	—
$200,000	-	$209,999	1	—	—	—
$240,000	-	$249,999	—	1	—	—
$250,000	-	$259,999	—	1	—	—
$280,000	-	$289,999	1	—	—	—
$300,000	-	$309,999	1	—	—	—
$320,000	-	$329,999	—	1	—	1
$360,000	-	$369,999	1	—	1	—
$450,000	-	$459,999	—	1	—	1
$510,000	-	$519,999	1	—	1	—

Executive Officers are defined as those involved in the management of the affairs of Novogen Limited and the consolidated entity.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	44

22.	RELATED PARTY DISCLOSURES

Directors

The Directors of Novogen Limited at any time during the financial year are as follows:

Philip A Johnston Christopher Naughton Graham E Kelly Paul J Nestel AO Peter B Simpson

Equity Interests of Directors

Interests in the Equity of Novogen Limited held by current Directors and their Director Related Entities

	Ordinary Shares Fully Paid		Options
	2003	2002	2003	2002
	Number	Number	Number	Number
P A Johnston	43,594	43,594	3,128	3,128
C Naughton	318,511	318,511	700,000	700,000
G E Kelly	8,736,519	9,131,256	—	—
P J Nestel	14,000	16,000	20,000	20,000
P B Simpson	500	500	3,128	3,128

	9,113,124	9,509,861	726,256	726,256

Movements in Director’s Equity Holdings

During the year Directors and Director Related Entities disposed of 396,737 shares.

All equity dealings with Directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arms length.

Other Transactions With Directors and Director Related Entities

Sale of redundant red clover hay stock was made to P A Johnston totalling $7,019.98. This was made under normal commercial terms and conditions.

Transactions with Related Parties in the Wholly–Owned Group

	Novogen Limited
	2003	2002
	$	$
(a) Interest free loans made by Novogen Limited to wholly owned controlled entities with no fixed term for repayment	92,652,572	91,368,295
Provision for non-recovery	(92,652,572)	(17,718,095)
(b) Interest free loans made by wholly owned controlled entities to Novogen Limited with no fixed term for repayment	2,586,835	2,586,835

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	45

     Ultimate Parent

     Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

23.	REMUNERATION OF AUDITORS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$	$	$	$
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	129,500	80,500	95,500	80,500
(b) other services in relation to the entity and any other entity in the consolidated entity	58,027	65,677	34,802	47,150

	187,527	146,177	130,302	127,650
Amounts received or due and receivable by related practice of Ernst & Young Australia for: other services in relation to any entity in the economic group	30,970	225,819	—	—
Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed	28,308	42,942	—	—

	246,805	414,938	130,302	127,650

NOVOGEN LIMITED AND CONTROLLED ENTITIES
Notes to the Financial Statements	46

24.	STATEMENT OF CASHFLOWS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASHFLOWS FROM OPERATIONS
Operating loss after income tax	(10,666)	(14,673)	(78,234)	(632)
Depreciation and amortisation	1,888	1,853	—	—
(Profit)/loss on sale of fixed assets	(12)	494	—	—
Changes in assets and liabilities
(increase)/decrease in trade debtors	127	67	—	—
(increase)/decrease in prepayments	(71)	638	(103)	(103)
(increase)/decrease in other debtors	373	(33)	—	(19)
(increase)/decrease in inventories	1,027	4,752	—	—
increase/(decrease) in accounts payable	1,376	(868)	12	31
increase/(decrease) in provisions	(404)	609	74,934	(1,657)
exchange rate change on opening cash	515	482	2,796	1,851

Net cash outflow from operating activities	(5,847)	(6,679)	(595)	(529)

b) Finance Leases

No plant and equipment was acquired during the year by means of finance leases (2002: $133,000)

NOVOGEN LIMITED AND CONTROLLED ENTITIES
Notes to the Financial Statements	47

25.	EARNINGS PER SHARE

	Consolidated
	2003	2002
	$'000	$'000
The following reflects the income and share data used in calculating basic earnings per share
Net loss	(10,666)	(14,673)
Adjustments:
Net loss attributable to outside equity interests	(212)	(19)

Earnings used in calculating basic and diluted earnings per share	(10,454)	(14,654)

	Number of	Number of
	Shares	Shares

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	95,472,984	95,187,449

Basic and diluted loss per share — (cents)	(10.9)	(15.4)

Diluted earnings per share:

The notional issue of potential ordinary shares resulting from the exercise of options detailed in note 16(c) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Conversions, call subscriptions or issues after 30 June 2003

There have been 4,343 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share 2,441,951 (refer note 16(e)).

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	48

26.	FINANCIAL INSTRUMENTS

(a)	Interest Rate Risk Exposures The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

												Weighted
		Floating		Fixed		Fixed		Non-interest				Average Rate
		Interest Rate		1 year or less		Over 1 to 5 years		bearing		Total		of Interest
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Note	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Financial assets
Cash	4	11,246	17,500	—	—	—	—	1,141	176	12,387	17,676	1.38%	1.80%
Deposits	4	1,245	1,718	17,394	20,543	—	—	—	—	18,639	22,261	4.67%	4.79%
Receivables	5	—	—	—	—	—	—	4,438	4,505	4,438	4,505	N/A	N/A

		12,491	19,218	17,394	20,543	—	—	5,579	4,681	35,464	44,442

Financial liabilities
Payables	12	—	—	—	—	—	—	5,656	4,280	5,656	4,280	N/A	N/A
Interest bearing liabilities	13	—	—	679	845	1,608	2,287	—	—	2,287	3,132	8.42%	8.39%

		—	—	679	845	1,608	2,287	5,656	4,280	7,943	7,412

Net financial assets/(liabilities)		12,491	19,218	16,715	19,698	(1,608)	(2,287)	(77)	401	27,521	37,030

(b)	Net fair value of financial assets and liabilities
The net fair value of financial assets and liabilities approximates their carrying value in the Statement of Financial Position, because they are short term and at market rates of interest.

(c)	Credit risk exposures
The consolidated entities maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

Concentration of credit risk The Company minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:

(i) payment terms are 30 days except for some customers who have 60 day terms; and

(ii) a risk assessment process is used for all customers.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Notes to the Financial Statements	49

27.	EXPENDITURE COMMITMENTS

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
(a) Lease Commitments *
Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	432	444	—	—
Later than 1 year but not later than 5 years	378	812	—	—

	810	1,256	—	—

(b) Finance Leases **
Commitments in relation to finance leases are payable as follows:
Not later than 1 year	776	976	—	—
Later than 1 year but not later than 5 years	1,681	2,457	—	—

Minimum lease payments	2,457	3,433	—	—
Less: Future finance charges	(170)	(301)	—	—

	2,287	3,132	—	—

Representing lease liabilities:
Current — (note 13)	679	845	—	—
Non-current — (note 13)	1,608	2,287	—	—

	2,287	3,132	—	—

(c) Other Expenditure Commitments
Research and development contracts for service to be rendered:
Not later than one year	2,373	1,441	—	—
Later than 1 year but not later than 5 years	146	43	—	—

	2,519	1,484	—	—

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

**	Finance lease commitments have an average term of 4 years with an average interest rate of 8.39%. Assets which are subject to finance leases include building, plant and equipment.

There are no commitments for capital expenditure outstanding at the end of the financial year.

NOVOGEN LIMITED AND CONTROLLED ENTITIES
Notes to the Financial Statements	50

28.	CONTINGENT LIABILITIES

Parent Entity Guarantees

(a)	The parent company has unconditionally guaranteed Novogen BV’s obligations under an agreement with a sales broker dated 10 March 1999, for the performance of commercial services in Netherlands.

(b)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(c)	The parent company has guaranteed in a deed dated 16 May 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(d)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

29.	SUBSEQUENT EVENTS

There have been no significant events occurring after balance date which have had a material impact on the business.

NOVOGEN LIMITED AND CONTROLLED ENTITIES Independent Audit Report	51

INDEPENDENT AUDIT REPORT

To the members of Novogen Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Novogen Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include

NOVOGEN LIMITED AND CONTROLLED ENTITIES
Independent Audit Report	52

consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake other services referred to in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of Novogen Limited is in accordance with:

(a)	the Corporations Act 2001 including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

Ernst & Young

G Daniels
Partner

Sydney
Date:   27 August, 2003

NOVOGEN LIMITED AND CONTROLLED ENTITIES
ASX Additional Information	53

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of P B Simpson (Chairman), P J Nestel AO, and P A Johnston.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Bende Holdings Pty Ltd Oppenheimer Funds Inc.	6,635,538 Shares 13,462,783 Shares

4.	Distribution of shareholders by size of holding as at 18 August, 2003 was:

Category (size of Holding)	Number of Shareholders	Number of Shares

1 - 1,000	2,050	1,369,438
1,001 - 5,000	2,156	5,775,345
5,001 - 10,000	485	3,851,883
10,001- 100,000	425	11,954,043
100,001+	48	72,665,419
	5,164	95,616,128

There is only one class of shares and all shareholders have equal voting rights.

5.	The number of shareholdings held in less than marketable parcels is 103.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 18 August, 2003 were:

	Number of Ordinary	% Held of
	Fully Paid Shares	Issued Ordinary
	Held	Capital

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19. 20.	ANZ Nominees Limited
J P Morgan Nominees Australia
National Nominees Limited
Bende Holdings Pty Ltd
Ralston Purina Company
Leominister Company Limited
Citicorp Nominees Pty Limited
Westpac Custodian Nominees Limited
Petlind Pty Limited
Graham Edmund Kelly
Kartika Limited
Contango Nominees Pty Limited
HSBC Custody Nominees (Australia) Limited
Ankerwyke Holdings Pty Limited
Commonwealth Custodial Services Limited
Mr Peter Colvin Bradfield
Mr David Colin Archibald
Coolawin Road Pty Ltd
Berne No 132 Nominees Pty Ltd
Petcol Nominees Pty Limited	27,135,189 8,556,684 7,482,359 6,635,538 4,713,884 2,231,942 2,097,551 1,429,347 1,102,554 1,100,000 1,000,000 924,673 746,433 700,000 692,043 500,001 471,954 402,000 401,345 400,000 68,723,497	28.38 8.95 7.83 6.94 4.93 2.33 2.19 1.49 1.15 1.15 1.05 0.97 0.78 0.73 0.72 0.52 0.49 0.42 0.42 0.42 71.86

NOVOGEN LIMITED AND CONTROLLED ENTITIES ASX Additional Information	54

7.	The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia. Telephone: +61 2 9878 0088 Facsimile: +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited,
Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
Telephone +613 9611 5711 — Facsimile +613 9611 5710.
Investor enquiries within Australia 1300 855 080.
E-mail essential.registry@computershare.com.au

10.	Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited. American Depository Receipts (ADR) — an ADR is created with 5 Australian listed shares — are traded on the American NASDAQ exchange (code NVGN). Marshall Edwards Inc. is listed and quoted on the London Stock Exchange, AIM market (code MSH).